Exhibit 99.2

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement (No. 333-225174) on Form F-10 of The Descartes Systems Group Inc. (the Company) of our report  dated November 12, 2018  relating to the financial statements of MSR Group, which appears in the Company’s Business Acquisition Report filed as Exhibit 99.1 to the Company’s Form 6-K dated April 30, 2019.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada

June 4, 2019